NORTHWEST		Suite 704, 595 Howe Street Box 35 Vancouver, British Columbia Canada V6C 2T5 Telephone: (604) 687-5792 Facsimile: (604) 687-6650
LAW GROUP
Stephen F.X. O’Neill*† Alan H. Finlayson Charles C. Hethey*∆	Michael F. Provenzano Christian I. Cu*†◊ Brian S.R. O’Neill*†◊
Northwest Law Group is an association of independent lawyers and law corporations.

File #0619

January 28, 2015

VIA EDGAR &
E-MAIL (WilliamsonJ@sec.gov)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attention:  Jay Williamson

Dear Sirs/Mesdames:

RE:	I-MINERALS INC. (the “Company”) - SEC File No. 000-55321 - Form 10 Registration Statement Originally Filed November 17, 2014, as amended December 23, 2014

We are the solicitors for the Company.  We write on behalf of the Company in response to your comment letter dated December 9, 2014 regarding the above-referenced Form 10 Registration filing (the “Comment Letter”).

We provide below our responses to the comments made in the Comment Letter.  Our responses herein are based on the factual information provided to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.  Capitalized terms used herein and not defined, have the same meanings given such terms in the Form 10.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. WARRANT LIABILITY, PAGE 16

1.	YOU USED A WEIGHTED AVERAGE EXERCISE PRICE OF CDN$0.16 PER SHARE IN DETERMINING THE FAIR VALUE OF WARRANT DERIVATIVE LIABILITIES AS OF APRIL 30, 2014. THIS PRICING ASSUMPTION APPEARS TO BE DIFFERENT THAN THE WEIGHTED AVERAGE WARRANT EXERCISE PRICE OF CDN$0.39 PER SHARE AS DISCLOSED UNDER NOTE 8(D) ON PAGE 20. PLEASE TELL US THE REASON FOR THE DIFFERENCE AND PROVIDE US A RECONCILIATION IN YOUR RESPONSE.

In response to this comment, the Company confirms that the weighted average exercise price should be CDN $0.38.  The incorrect value was due to a clerical error resulting from the conversion of IFRS to US GAAP.

* Practicing through O’Neill Law Corporation	◊ Also of the Nevada State Bar
∆ Also of the New York State Bar	† Also of the Washington State Bar

NORTHWEST LAW GROUP January 28, 2015 Page 2

Firstly, the IFRS financial statements did not disclose that certain bonus warrants that were committed to be issued were actually outstanding at period end in the outstanding warrants table.  The revised US GAAP financial statements now provide that there are 23,402,612 warrants outstanding at a weighted average exercise price of CDN$0.38.

Secondly, the table under the section titled “Warrant Derivative Liabilities” has incorrect values due to clerical errors.  The revised table should be as follows:

Stock price	CDN$0.28
Exercise price	CDN$0.38
Risk-free interest rate	1.13%
Expected life	2.02 years
Expected volatility	117%

The Company has not revised the financial statements for the year ended April 30, 2014 or the interim period ended October 31, 2014 to reflect the above noted changes.  The Company has determined that the adjustments are not material to users of the financial statements.

2.	YOU DISCLOSE HERE A WEIGHTED AVERAGE EXERCISE PRICE OF CDN$0.16 PER SHARE AS OF APRIL 30, 2014. YOU DISCLOSE UNDER NOTE 5 ON PAGE 10 OF YOUR INTERIM FINANCIAL STATEMENTS A WEIGHTED AVERAGE EXERCISE PRICE OF CDN$0.39 PER SHARE AS OF OCTOBER 31, 2014. PLEASE TELL US THE CIRCUMSTANCES SURROUNDING THE LARGE INCREASE IN THE WEIGHTED AVERAGE EXERCISE PRICE BETWEEN THESE DATES AND PROVIDE US A RECONCILIATION OF THE CHANGE.

In response to this comment, the Company confirms that the weighted average exercise price should be CDN $0.38.

PROPERTIES PAGE 26

3.	WE NOTE YOUR RESPONSE TO COMMENT 7 FROM OUR LETTER DATED DECEMBER 9, 2014. PLEASE PROVIDE US WITH MORE DETAILED INFORMATION REGARDING THE PRICING USED IN YOUR FEASIBILITY STUDY. FOR EXAMPLE, PROVIDE REFERENCES TO YOUR MARKETING REPORT OR OTHER REPORTS SUPPORTING THE PRICING FOR HALLOYSITE, K-SPAR, QUARTZ, KAOLIN, AND METAKAOLIN. PLEASE EXPLAIN THE INCREMENTAL PRICING.

Information Regarding Pricing

In response to this comment, the Company has confirmed that the two sources of industrial mineral pricing information relied on in the 2014 Pre-Feasibility Study (“2014 PFS”) is (i) the “Global Market Study of Silica, Kaolin, Metakaolin, Feldspar and Halloysite Landscape Assessment from 2010 to 2020 - Report to I-Minerals December 2011” prepared by Charles Rivers Associates (the “Charles Rivers Report”), and (ii) research completed by the Company’s staff.  The research completed by the Company’s staff included data derived from the USGS, books, journals, trade journals, Internet searches, market reports in the public domain.

In particular, the sources relied on for each of the industrial minerals is set forth below:

NORTHWEST LAW GROUP January 28, 2015 Page 3

(a)	Halloysite. The pricing for Halloysite is based on a “Halloysite – deposits, applications and market data” study and other analyses prepared by Dr. Schomburg of Durtec GmbH and internal research completed by the Company.

(b)	K-Spar. The pricing for K-Spar is based on an updated marketing study on K-Spar prepared by Charles River Associates called “Potassium Feldspar Study” dated May 2013, and internal research by the Company.

(c)	Kaolin and Metakaolin. The pricing of Kaolin and Metakaolin is based on the Charles Rivers Report and internal research by the Company. Given that Metakaolin is primarily produced in eastern United States and the Company’s primary market is the Pacific Northwest, pricing primarily includes the transportation advantages of the Company.

(d)	Quartz. The pricing for quartz was derived from the Charles Rivers Report and internal research completed by the Company. Based on these studies, the Company analyzed customer demand for each of its Q1 (single flotation), Q2 (double flotation) and Q3 (triple flotation) products in order to calculate a weighted average price.

Incremental Pricing

In response to this comment, the Company notes that its 2013 Pre-Feasibility Study provided that the Company’s site would operate 5 days per week. However, in order to meet feldspar demand, the Company’s 2014 PFS designed its mining operations to be conducted 7 days a week.  Due to the composition of the material located on the Bovill-Kaolin Project, an increase in feldspar production would result in additional quartz, halloysite and kaolin being produced.  In order to compensate for the incremental production, the Company has assumed that the additional (incremental) quartz and halloysite produced would be placed in lower value markets.

4.	ADDITIONALLY, PLEASE TELL US ABOUT CURRENT MARKETS AVAILABLE FOR YOUR PRODUCTS AND THE MARKETS THAT MUST BE DEVELOPED WITH RESPECT TO THE TONNAGES AND PRICING USED IN YOUR PREFEASIBILITY STUDY. DISCUSS ANY ASSUMPTIONS REGARDING MARKETS, POTENTIAL MARKETS, AND PRICING.

In response to this comment, the Company notes the following information relating to current markets, and assumptions used for markets and pricing:

(a)	Halloysite

The market for halloysite is for use in ceramics, tableware, paint, polymers, animal feed, plastics, cosmetics and toothpaste. The potential market for halloysite is in the Halloysite nanotubes (HNTs). None of the pricing in the 2014 PFS was based on the potential market for Halloysite.

The largest halloysite mine in the world is owned by Imerys and is located in New Zealand. The halloysite produced at the Imerys mine contains cristobalite. As a carcinogen, this precludes it from entry into the high value life sciences markets for halloysite. Alternatively, the Company’s halloysite has no cristobalite, free of dioxins, furans, and PCBs, superior aspect ratio, higher per cent of tubes, and purer product with considerably higher oil absorption results compared to the competitors. As a result, the Company has assumed that its halloysite will be more competitive due to the Company’s halloysite being free of cristobalite and lower transportation costs.

NORTHWEST LAW GROUP January 28, 2015 Page 4

(b)	K-Spar

K-spar is primarily used in ceramics, ceramics (high tech), tile, glass, sanitary ware, tableware, electrical insulators and paint. Results indicate that the Company’s K-spar has high potassium oxide, low iron and high alumina. The target market for the Company’s K-spar is North American ceramics and glass industries. The Company also plans to focus on producers of high clarity glass, ceramics, sanitary ware, tableware, and paint are the primary users of K-spar. None of the pricing in the 2014 PFS was based on the potential market for K-spar.

The Company’s 2014 PFS used $220 per ton for K-spar price calculations, with an increase in the price to $250 per ton in four years. In the United States, K-spar production is generally lower quality than that produced by the Company. Alternatively, K-spar is imported from Spain and India at a significantly higher cost. As a result, the Company has assumed that there will be sufficient demand for its K-spar due to the fact that it is of higher quality than the current North American product offered and that it will be priced at a discount to the K-spar imported from Spain and India.

(c)	Kaolin and Metakaolin

Kaolin and metakaolin will be used for ready mix concrete and grout. The Company’s Metakaolin target market is the Ready-Mix Industry in Western North America.

Metakaolin is a natural pozzolan used for high performance concrete, bridge construction and repair, lightweight concrete for oil fields, partial replacement for Portland cement displaying ability to mitigate alkali-silica reactivity, and reduce permeability in concrete. Competing pozzolanic products for use in cement are metakaolin from Georgia and South Carolina, fly ash and silica fume.

Market and pricing assumptions assume that the market for metakaolin market will increase when funding is available through the U.S. Department of Transportation, and to a greater extent Pacific Northwest cement companies once there is a local source of the metakaolin product. The only metakaolin product is currently sourced out of the South Eastern US and once transportation costs are factored in, Georgia metakaolin is not a competitively priced pozzolan in the target markets of the Pacific Northwest.

For those markets targeted in the Pacific Northwest, the Company’s pricing assumes that its price will be approximately 55% to 60% the price of South Eastern US metakaolin net of transport costs. This is due to the fact the Company’s metakaolin is not as white as South Eastern US metakaolin, however, markets being targeted are price sensitive and do not require the high degree of whiteness. At the price points contemplated, the only competing product is fly ash which is a byproduct of burning coal for electricity generation requires somewhat higher volumes to yield the same strength as metakaolin. Nevertheless, Pacific Northwest cement companies have showed increased interest in the Company’s metakaolin product as expectations of its availability increase.

(d)	Quartz

Quartz will be used for ceramics, ceramics (high tech), tile, glass, sanitary ware, tableware and paint. The Company’s market strategy is to concentrate on producers who consume higher level quartz in Western North America and Asia.

NORTHWEST LAW GROUP January 28, 2015 Page 2

The Company plans to produce three quartz products; Q1, Q2 and Q3 products with Q3 refers to a quartz product that has been floated 3 times (maximum impurities of 300 ppm of impurities or 99.97% SiO2), Q2 a quartz product that has been floated twice (a maximum of 600 ppm of impurities or 99.94% SiO2)and Q1 a single float product (1000 ppm of impurities or 99.90% SiO2and Q1. The Q1 product is higher quality product than many glass applications require. The Company believes that the challenges to selling quartz are whether the market requires high purity quartz and their willingness to pay the premium.

In addition to the markets identified by the Charles Rivers Report, the Company has delivered samples of its quartz products for testing primarily in northern and western US areas. Manufacturers in industries such as optical glass, LCD glass, solar glass, art glass, lighting, technical ceramics have tested our quartz, confirmed it meets their specifications for Q2 and Q3 level products. The Company believes that there may opportunities with a major US corporations new glass product used in the environmental field. Based on discussions between company personnel and glass company representatives (provided the Company was prepared to accept a lower price ($90-$110 per ton)) the demand in certain glass industries is much greater than the Company’s production capacity. The Company may have to take a lower price for its quartz than it aspired to in the first few years of production as it sells into lower value markets than warranted for the purity of its Q1 product, but the marketing efforts will continually be directed to moving as much product into the highest value- highest purity market possible.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Charles C. Hethey”

CHARLES C. HETHEY

/CCH

cc:        I-Minerals Inc.